January 15, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	General Steel Holdings, Inc.
Form 8-K filed December 19, 2012 Form 8-K/A filed January 8, 2013 File No. 1-33717

Ladies and Gentlemen:

On behalf of General Steel Holdings, Inc. (the “Company”), I am responding to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated January 10, 2013 to the Company (the “Letter”). The Company will file Amendment No. 2 to its Current Report on Form 8-K/A to address all of the comments in the Letter. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact our attorney, Stephen D. Brook, at (617) 345-3722 or me at +86 (10) 5775-7691.

Very truly yours,

General Steel Holdings, Inc.

By:	/s/ John Chen
John Chen
Chief Financial Officer

cc:	Ms. Mindy Hooker, Accountant
Stephen D. Brook, Esq. (Burns & Levinson LLP)